EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Income before equity in income from joint ventures and other items (1)	$219,601		$170,017		$177,278		$152,193		$140,881
Fixed charges before preferred dividends	108,068		98,672		88,996		83,988		77,738
Distributions from equity investments	816		540		810		985		1,046
Capitalized interest	(10,697)		(18,547)		(7,525)		(2,763)		(859)

Adjusted Earnings	$317,788		$250,682		$259,559		$234,403		$218,806

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$97,144		$79,915		$81,270		$81,056		$76,656
Interest within rental expense (2)	227		185		174		145		156
Interest income	—		25		27		24		67
Capitalized interest	10,697		18,547		7,525		2,763		859
Preferred dividends	23,806		23,806		23,807		23,806		24,508

Combined Fixed Charges and Preferred Dividends	$131,874		$122,478		$112,803		$107,794		$102,246

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.4	x	2.0	x	2.3	x	2.2	x	2.1	x

(1)
Earnings before equity in income from joint ventures and other items for the year ended December 31, 2016 includes $0.9 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2015 includes $18.6 million of retirement severance expense and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing and a $4.5 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2012 includes $3.1 million in impairment charges for properties held and used and $0.6 million in costs associated with loan refinancing.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).